Rex C. Bryan, Ph.D.
Tetra Tech, Inc.
350 Indiana Street, Suite 500
Golden, Colorado 80401
Telephone: 303-217-5700

CONSENT OF QUALIFIED PERSON

TO: All securities regulatory authorities

I, Rex C. Bryan, consent to the public filing of the technical report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report") by Quaterra Resources Inc. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the press release titled "Quaterra Releases Favorable Preliminary Economic Assessment On MacArthur Oxide Resource Showing Potential For Large-Scale Copper Mine With Long-Term Cash Flows" dated 23 May 2012 (the "Press Release"), by the Company.

I certify that I have read the Press Release being filed by the Company and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 17th day of January, 2014.

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Signature of Qualified Person

Rex C. Bryan
Print name of Qualified Person